

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Bryan R. McKeag
Chief Financial Officer
Heartland Financial USA, Inc.
1800 Larimer Street
Suite 1800
Denver, Colorado 80202

> **Re: Heartland Financial USA, Inc.**
> **Form 10-Q for Quarterly Period Ended June 30, 2023**
> **Response dated November 9, 2023**
> **File No. 001-15393**

Dear Bryan R. McKeag:

We have reviewed your November 9, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

Form 10-Q for Quarterly Period Ended June 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Reconciliations

1. We note your response to prior comment 1. Your presentation of adjusted tangible common equity ("Adjusted TCE"), which excludes the impact of accumulated other comprehensive income (loss) ("AOCI") represents an individually tailored accounting measure given that the adjustment to exclude accumulated other comprehensive income (loss) has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this non-GAAP measure from your future filings. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance